Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@mazorrobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Commercially Launches Mazor X at the North
American Spine Society (NASS) Annual Meeting

Market’s Enthusiasm Generates Pre-Launch Orders from U.S. Customers

CAESAREA, Israel – October 26, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical guidance systems, launched Mazor X, a transformative platform for spine surgeries at the North American Spine Society (NASS) annual meeting being held in Boston, Massachusetts from October 26 – 29. The Mazor X system represents a new surgical assurance platform for predictable surgery and patient benefit and it will be displayed at the Mazor and Medtronic booths, #931 and #1015, respectively.

"The Mazor X system is the culmination of a multi-year development effort by our team of robotic, algorithm and imaging experts, incorporating market feedback gathered from thousands of clinical cases performed with the Mazor core technology. It exemplifies our vision of healing through innovation and our ongoing dedication to patients by expanding guidance capabilities in the spine operating room,” commented Ori Hadomi, Chief Executive Officer. “Mazor X is a transformative guidance system with advanced features and sophisticated integrative abilities. We believe it can change the way spine surgeries are performed.”

The commercial release of the Mazor X is a significant milestone for Mazor as well as for the Company's strategic partnership with Medtronic that was announced in May 2016. Since signing the agreement in May, Mazor and Medtronic have invested in co-marketing, promotion, and training efforts towards commercialization of the Mazor X. The two companies, between them, now have hundreds of highly experienced capital and clinical specialists who are trained on Mazor X, who will be responsible for raising the awareness of, selling and supporting the Mazor X system. In response to the pre-launch activity by Mazor and Medtronic, dozens of surgeons have attended Mazor’s labs and been introduced to the Mazor X.

In July 2016, Mazor first unveiled the Mazor X. "The pre-launch interest has been exceptional and we are excited to publicly introduce the Mazor X at the prestigious NASS annual meeting. We expect that today’s announced commercial availability will further increase the momentum we are experiencing and drive the future sales of Mazor’s portfolio of products - the advanced Mazor X platform and the clinical workhorse Renaissance system," commented Mr. Hadomi.

Due to this rising interest, the Company established an exchange (post-sale) program for existing U.S. Renaissance users to expand to the Mazor X system. Since the July unveiling, the Company has received three pre-launch orders prior to today’s commercial launch, with scheduled deliveries by the end of the 2017 first quarter. Additionally, the Company also received a purchase order from Medtronic for 15 Mazor X systems.

About Mazor Robotics

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding future sales of Mazor’s products, the interest in and benefits of Mazor X, scheduled deliveries of Mazor X, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor’s current expectations and projections about future events. There are important factors that could cause Mazor’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor’s filings with the Securities and Exchange Commission (SEC) including those discussed under the heading “Risk Factors” in Mazor’s annual report on Form 20-F filed with the SEC on May 2, 2016 and in subsequent filings with the SEC. For more details, refer to Mazor’s SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Contacts

EVC Group
Michael Polyviou, 732.232.6914
mpolyviou@evcgroup.com

or

Investors

Doug Sherk, 415.652.9100
dsherk@evcgroup.com